EXHIBIT 99.2

CDT Environmental Technology Investment Holdings Limited

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan District, Shenzhen,
People’s Republic of China

INFORMATION SHEET

GENERAL

This Information Sheet is furnished by the board of directors (the “Board”) of CDT Environmental Technology Investment Holdings Limited (the “Company”) in connection with the extraordinary general meeting (the “EGM”) of the Company to be held virtually by electronic means on Tuesday, the 28th day of July 2026, commencing at 9:30 a.m. (Beijing Time). Shareholders may attend the EGM via the internet and vote during the EGM at www.virtualshareholdermeeting.com/CDTG2026SM.

Holders of ordinary shares of the Company (“Ordinary Shares”) on record at the close of business on June 22, 2026 (the “Record Date”) are entitled to attend and vote at the EGM (“Eligible Shareholders”). Eligible Shareholders can attend the EGM in their own capacities as individuals or through their authorised representatives. They can vote at the meeting (in their own capacities or through proxies named in their proxy forms) or vote in absentia. The Company is not soliciting proxies.

On or about July 10, 2026, we will distribute copies of this Information Sheet, the notice of EGM and a proxy form to all Eligible Shareholders by mail and/or email. This Information Sheet can also be accessed, free of charge, at www.proxyvote.com from on or about July 10, 2026.

PURPOSE OF THE EGM

The purposes of the EGM are to seek shareholders’ approval for:

(1)	the change of the dual foreign name of the Company from 城道通環保科技投資控股有限公司 to 宸邦科技, subject to and conditional upon the approval of the Registrar of Companies of the Cayman Islands by way of issuing a certificate of incorporation on change of name (the “Change of Name”);

(2)	the increase of the authorised share capital of the Company from US$250,000 divided into 4,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 3,760,000 Class A Ordinary Shares and (b) 240,000 Class B Ordinary Shares, to US$31,250,000 divided into 500,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 470,000,000 Class A Ordinary Shares and (b) 30,000,000 Class B Ordinary Shares (the “Authorised Share Capital Increase”);

(3)	immediately following the Authorised Share Capital Increase, a consolidation of all issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of par value US$0.0625 each at a ratio of not less than 1-for-5 and not more than 1-for-10, with the exact ratio to be determined by the Board in its sole discretion without further shareholder approval (the “Share Consolidation”);

(4)	the redesignation of 182,983 Class A Ordinary Shares of par value US$0.0625 each held by CDT Environmental Technology Holdings Limited into 182,983 Class B Ordinary Shares of par value US$0.0625 each, to be effected by way of repurchase of such Class A Ordinary Shares and issuance and allotment of 182,983 Class B Ordinary Shares (the “Share Redesignation”); and

(5)	the authorisation of Directors and such other persons as are authorised by any of them to do such further acts and things as any Director or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions (the “Omnibus Resolutions”).

(together, the “Proposals”).

These matters would require the adoption of five resolutions by shareholder votes at the EGM. The full text of the resolutions to be voted is set forth in the accompanying notice of EGM.

CHANGE OF NAME

Purpose of and Rationale behind the Change of Name

The Company currently carries the dual foreign name 城道通環保科技投資控股有限公司 in Chinese. It is proposed that the dual foreign name of the Company be changed from 城道通環保科技投資控股有限公司 to 宸邦科技. The Change of Name applies to the Company’s dual foreign name in Chinese only; the English name “CDT Environmental Technology Investment Holdings Limited” will remain unchanged unless otherwise proposed separately.

The Board believes that the new Chinese name 宸邦科技 is more recognisable in China and will better reflect the Company’s profile and positioning in the Chinese market, and that the Change of Name is in the best interests of the Company and its shareholders as a whole.

Conditions and Effect of the Change of Name

The Change of Name is conditional upon the approval of the Registrar of Companies of the Cayman Islands by way of issuing a certificate of incorporation on change of name, and the Change of Name will take effect from the date of such certificate.

The Change of Name will not affect the rights of shareholders. All existing share certificates of the Company bearing the existing name of the Company will, after the Change of Name becomes effective, continue to be evidence of legal title to shares and be valid for trading, settlement, registration and delivery purposes. Any new share certificates issued after the Change of Name becomes effective will bear the Company’s new name.

The registered office provider of the Company will be authorised to attend to the necessary filings with the Registrar of Companies in the Cayman Islands in relation to this resolution.

AUTHORISED SHARE CAPITAL INCREASE

Purpose of and Rationale behind the Authorised Share Capital Increase

It is proposed that the authorised share capital of the Company be increased from US$250,000 divided into 4,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 3,760,000 Class A Ordinary Shares and (b) 240,000 Class B Ordinary Shares, to US$31,250,000 divided into 500,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 470,000,000 Class A Ordinary Shares and (b) 30,000,000 Class B Ordinary Shares, by the creation of an additional (a) 466,240,000 unissued Class A Ordinary Shares of a par value of US$0.0625 each to rank pari passu in all respects with the existing Class A Ordinary Shares, and (b) 29,760,000 unissued Class B Ordinary Shares of a par value of US$0.0625 each to rank pari passu in all respects with the existing Class B Ordinary Shares.

The Board considers that it is in the best interests of the Company and its shareholders to increase the authorised share capital in order to (i) provide the Company with sufficient headroom to accommodate the Share Consolidation described below; and (ii) provide the Company with the flexibility to issue additional shares in the future for business development, financing, or other corporate purposes as the Board may determine appropriate.

The registered office provider of the Company will be authorised to attend to the necessary filings with the Registrar of Companies in the Cayman Islands in relation to this resolution.

SHARE CONSOLIDATION

Purpose of and Rationale behind the Share Consolidation

The Company has two classes of Ordinary Shares: Class A and Class B. The Class A Ordinary Shares (“Class A Shares”) are listed on the Nasdaq Capital Market (“Nasdaq”).

The purpose of the proposed Share Consolidation is to provide the Company with the flexibility to take measures to comply with Nasdaq listing requirements, including the minimum bid price requirement, when and if needed. The Board believes that maintaining the Company’s listing on Nasdaq is essential to the Company’s ability to raise capital and to preserve value for shareholders. Delisting from Nasdaq may adversely affect the Company’s ability to raise additional financing through public or private sale of equity securities, may significantly affect the ability of investors to trade the Company’s securities and may negatively affect the value and liquidity of the Ordinary Shares.

The Board believes that the proposed Share Consolidation, if implemented, is a potentially effective means for the Company to comply with, or maintain compliance with, the listing rules of Nasdaq and to avoid, or at least mitigate, the likely adverse consequences of the Ordinary Shares being delisted from Nasdaq by producing the immediate effect of increasing the bid price of the Ordinary Shares.

Determination of the Consolidation Ratio

The Share Consolidation will be effected at a ratio of not less than 1-for-5 and not more than 1-for-10, with the exact consolidation ratio (the “Consolidation Ratio”) to be selected at the sole discretion of the Board without further shareholder approval.

In determining the Consolidation Ratio, the Board will consider numerous factors, including the historical and projected performance of the Class A Shares, the effect of the Consolidation Ratio on the Company’s compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends. The Board will also consider the impact of the Consolidation Ratio on investor interest. The proposed Share Consolidation will be effected simultaneously for both classes of Ordinary Shares at the same ratio.

Principal Effects of the Share Consolidation

Every 5 to 10 shares (depending on the Consolidation Ratio determined by the Board) of each issued and unissued (i) Class A Ordinary Share and (ii) Class B Ordinary Share of par value US$0.0625 each shall be consolidated into (i) one Class A ordinary share of a par value of US$0.3125 to US$0.625 each and (ii) one Class B ordinary share of a par value of US$0.3125 to US$0.625 each, respectively. Each such consolidated share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the memorandum and articles of association of the Company then in effect.

Immediately following the effectiveness of the Share Consolidation, the authorised share capital of the Company will change from US$31,250,000 divided into 500,000,000 ordinary shares of a par value of US$0.0625 each (consisting of 470,000,000 Class A Ordinary Shares and 30,000,000 Class B Ordinary Shares) to US$31,250,000 divided into a range of between 50,000,000 to 100,000,000 ordinary shares of a par value of US$0.3125 to US$0.625 each (depending on the Consolidation Ratio), consisting of (a) 47,000,000 to 94,000,000 Class A ordinary shares and (b) 3,000,000 to 6,000,000 Class B ordinary shares.

Upon the effectiveness of the Share Consolidation, each shareholder will own a reduced number of Ordinary Shares. However, the Company expects that the market price of the Class A Shares immediately after the Share Consolidation will increase above the market price of the Ordinary Shares immediately prior to the Share Consolidation. The Share Consolidation will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except to the extent that the Share Consolidation would result in any of the shareholders owning a fractional interest as described below. Proportionate voting rights and other rights of the holders of Ordinary Shares will not be affected by the proposed Share Consolidation, except to the extent that the Share Consolidation would result in any shareholders owning a fractional interest as described below.

Risks Arising from the Share Consolidation

We cannot assure you that the proposed Share Consolidation will increase the price of the Class A Shares and have the desired effect.

If the Share Consolidation is implemented, the Board expects that it will increase the market price of the Class A Shares. However, the effect of the Share Consolidation upon the market price of the Ordinary Shares cannot be predicted with any certainty. The history of similar share consolidations for companies in similar circumstances is varied. It is possible that (i) the per share price of the Class A Shares after the Share Consolidation will not rise in proportion to the reduction in the number of shares of the Ordinary Shares outstanding resulting from the Share Consolidation, (ii) the market price per post-consolidation share may not exceed or remain in excess of the applicable minimum bid price for a sustained period of time, or (iii) the Share Consolidation may not result in a per share price that would attract brokers and investors who do not trade in lower priced stocks.

A decline in the market price of the Class A Shares after the Share Consolidation is implemented may result in a greater percentage decline than would occur in the absence of a share consolidation.

The market price of the Class A Shares will be based on other factors which may be unrelated to the number of Ordinary Shares outstanding, including the Company’s results of operations and financial condition, ability of the Company to implement its business plans, and macroeconomic factors. If the Share Consolidation is consummated and the trading price of the Class A Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation.

The proposed Share Consolidation may decrease the liquidity of the Class A Shares.

Some investors may view the Share Consolidation negatively because it reduces the number of Class A Shares available in the public market. The reduction may also have a dampening effect on the liquidity of the Class A Shares, particularly if the stock price of the Class A Shares does not increase as a result of the Share Consolidation.

The Reverse Stock Split may result in shareholders owning “odd lot” shares

The Share Consolidation may result in shareholders owning “odd lots” of less than 100 shares of Class A Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. The number of shares held by each shareholder will be rounded up to the nearest whole number if, as a result of the Share Consolidation, the number of shares owned by any shareholder would not be a whole number.

Implementation of the Share Consolidation

Upon shareholder approval of the Share Consolidation and the Board’s determination of the exact Consolidation Ratio and the relevant effective date, the transfer agent of the Company will be authorised to make entries in the register of members of the Company to reflect the Share Consolidation, all existing share certificates will be cancelled and, to the extent necessary, any director of the Company will be authorised to prepare, sign, seal (if necessary) and deliver new share certificates to the existing shareholders of the Company.

Unless and until the Share Consolidation is effected, the Board reserves the right to abandon the Share Consolidation without further action from shareholders.

SHARE REDESIGNATION

Purpose of and Rationale behind the Share Redesignation

It is proposed that 182,983 Class A Ordinary Shares of a par value of US$0.0625 each held by CDT Environmental Technology Holdings Limited (the “LI Shares”) be redesignated into 182,983 Class B Ordinary Shares, to be effected by way of repurchase of the LI Shares and issue and allotment of 182,983 Class B Ordinary Shares of a par value of US$0.0625 each.

As of the date hereof, there are no outstanding Class B Ordinary Shares. The Share Redesignation will be made in order to support the Company’s long-term stability and strategic direction. Mr. Li Yunwu, the beneficial owner of the LI Shares, is the founder of the Company and has been instrumental in building the Company’s business, culture, and market position, and this structure will help ensure continued management continuity and consistent execution of long-term plans. By aligning voting control with the founder’s ongoing leadership role, the Board believes the Company will be better positioned to pursue sustainable growth, navigate market volatility, and make decisions that prioritize long-term shareholder value over short-term pressures, while maintaining the same economic interest for all shareholders.

Effect of the Share Redesignation

Upon completion of the Share Redesignation, 182,983 Class A Ordinary Shares held by CDT Environmental Technology Holdings Limited will be repurchased and cancelled, and 182,983 Class B Ordinary Shares will be issued and allotted in their place. The consideration for the repurchase of such Class A Ordinary Shares shall be satisfied in full by the issuance and allotment of an equal number of Class B Ordinary Shares to CDT Environmental Technology Holdings Limited.

Any director of the Company or the transfer agent of the Company will be authorised and instructed to update the register of members of the Company and to prepare the Company’s share certificates in connection with the Share Redesignation.

Interested Shareholder Abstaining from Voting

CDT Environmental Technology Holdings Limited, being the holder of the LI Shares and having a material interest in the Share Redesignation, has voluntarily agreed not to exercise its voting power on this particular resolution at the EGM. The Board will proactively work with it to ensure that the additional voting power acquired through the Share Redesignation will be used in a manner not inconsistent with the foregoing objectives.

OMNIBUS RESOLUTIONS

In connection with the Proposals described above, it is proposed that each of the Directors and such other persons as are authorised by any of them be authorised, in the name and on behalf of the Company, to do such further acts and things as any Director or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to execute, deliver and file all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments, certificates, consents or waivers, and to pay all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions.

Any and all actions of the Company, or of any Director, taken in connection with the actions contemplated by the Proposals prior to the execution hereof will also be ratified, confirmed, approved and adopted in all respects.

THRESHOLDS FOR APPROVAL

Each resolution put to the vote at the EGM will be decided by poll. Each Ordinary Share issued as of the Record Date is entitled to one vote. As of the Record Date of 22 June 2026, 3,021,027 Class A Ordinary Shares were issued and outstanding and there were no outstanding Class B Ordinary Shares.

The presence, in person or through their authorised representative or by proxy, of one or more holders holding at least one-third of the Ordinary Shares in issue and entitled to vote will constitute a quorum at the EGM. Shareholders voting in absentia shall be considered present for purposes of determining quorum.

Assuming a quorum as referenced above is reached, under the Company’s memorandum and articles of association (the “Articles”):

•	The Change of Name (Proposal 1) requires a special resolution, namely a resolution passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

•	The Authorised Share Capital Increase (Proposal 2), the Share Consolidation (Proposal 3), the Share Redesignation (Proposal 4), and the Omnibus Resolutions (Proposal 5) each require an ordinary resolution, namely a resolution passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the EGM.

Eligible Shareholders present at the EGM who abstain from voting will be counted for purposes of determining the number of Ordinary Shares present at the EGM but will not be counted as votes for or against any proposal.

BOARD RECOMMENDATION

The Board recommends a vote “FOR” the Proposals.

By order of the Board of Directors

/s/ Li Yunwu

Name: Li Yunwu

Title: Chief Executive Officer and Chairman of the Board of Directors